

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 26, 2016

Via E-mail
Andrew Hidalgo
Chief Executive Officer
H/Cell Energy Corporation
97 River Road
Flemington, New Jersey 08822

> **Re: H/Cell Energy Corporation**
> **Registration Statement on Form S-1**
> **Filed June 29, 2016**
> **File No. 333-212315**

Dear Mr. Hidalgo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Overview, page 2

1.   We note your disclosure that you intend to design and implement 12 hydrogen energy systems over the next 18 months. Please tell us whether you have entered into any contracts with customers.

Technology Overview, page 2

2.   Please balance your discussion here and in the Business section starting on page 19 by addressing the challenges of producing and storing hydrogen energy. While we note your statement that cost is the most significant hurdle to the commercialization of hydrogen, it does not appear to be the only material challenge.

Market Potential, page 2

3.   Please tell us what portion of the percentages you cite is attributable to solar and what portion is attributable to hydrogen energy according to the International Energy Agency.

Cost Savings, page 3

4.   Please tell us why you believe it is appropriate to include this information here and on page 21 given your disclosure on page 2 that the most significant hurdle has been the need to reduce the cost of the production of hydrogen and your disclosure in your risk factor on page 6 that you have not yet proven your concept. Supplementally provide your calculations underlying your conclusions that your "HC-1 system will be repaid to the user in approximately seven years" and that your system will produce approximately 18 solar renewable energy credits per year. Include in your response your consideration of the purchase price of the HC-1 system, any maintenance costs, any estimated additional water usage costs for water used in converting to hydrogen, the estimated life of your system and the estimated energy needs for a home that spends $500 a month on electricity.

Risk Factors, page 6

5.   Please include risk factor disclosure regarding the renewable energy industry. For example, please address the ability to compete on a cost level with traditional fossil fuel sources and the industry's dependence on government subsidies such as the energy credits and tax credits. Alternatively, please advise why you do not believe this disclosure is necessary.

6.   Please tell us whether you considered including risk factor disclosure regarding any potential complications that can arise from storing gasified hydrogen and why you concluded such disclosure should not be included in your registration statement.

The industry in which we operate has relatively low barriers to entry…, page 8

7.   We note your disclosure in this risk factor that you do not have any intellectual property rights to protect your business methods and your disclosure on page 25 that Mr. Mike Strizki has "obtained several patents for his work." Please tell us whether there are any patents associated with your HC-1 system and who owns these patents. Revise your risk factor disclosure appropriately.

If we cannot establish and maintain relationships with distributors…, page 10

8.   Please clarify your statement in this risk factor that you must maintain relationships with your existing distributors. In this regard, clarify what aspect of your business will require establishing distributor relationships.

<u>You may experience dilution…, page 11</u>

9.   Please revise this risk factor to include disclosure regarding the potential dilutive effect of your 2016 Incentive Stock Option Plan for the options you have awarded and those you are authorized to award.

<u>Business Overview, page 14</u>

10.   Please revise, where appropriate, to clarify the costs and requirements of obtaining interconnection agreements.

<u>Liquidity and Capital Resources, page 16</u>

11.   We note your disclosure that you believe your existing cash will be sufficient to fund your operating expenses and capital equipment requirements for at least the next 12 months. We also note your disclosure that you have no revenues, expect to incur losses for the "near future," and plan to design and implement 12 HC-1 systems in the next 18 months. Please quantify the amount of cash you anticipate you will need to execute your plan of operations for the next 12 months and identify the sources of that cash.

<u>Technology Overview, page 19</u>

12.   Please tell us your basis for your statement that hydrogen energy can be stored indefinitely and make clear in what form you are referencing (e.g., gas or fuel). Include your analysis of the costs associated with storing hydrogen energy compared to the cost of batteries and any material risks to storing hydrogen energy compared to batteries.

13.   Please provide your basis for your belief hydrogen is the cleanest, safest and most efficient energy source on the planet.

14.   Please quantify the extent hydrogen gas has become less expensive and compare it to the production costs of fossil fuels.

<u>The HC-1 System, page 19</u>

15.   Please tell us whether energy is transferred to the utility before or after the energy is converted into hydrogen gas.

<u>Standard System Configuration, page 21</u>

16.   Please tell us whether you manufacture any of the components of your HC-1 system. Also tell us whether you have established supplier relationships for any of the components that you do not manufacture.

Consulting and Installation Services, page 21

17.   We note your disclosure that all components of your HC-1 system come with at least a one year warranty. Please tell us whether you provide this warranty.

Completed Projects, page 22

18.   We note the significant variance in the prices for the Hopewell and Grand Cayman projects. Please discuss in greater detail how pricing is determined.

Management, page 25

19.   Please indicate the dates during which each executive officer or director served in the disclosed roles so that it is clear how your disclosure addresses the full five-year period required by Regulation S-K Item 401(e)(1). Also provide such information as of the most recent practicable date.

20.   Please revise your presentation of Mr. Andrew Hidalgo's background experience to provide a more balanced discussion of WPCS International Incorporated. Also, identify the role Mr. Hidalgo held for the three companies you mention in the penultimate sentence and disclose the nature of the responsibility undertaken in each role.

Board Independence and Committees, page 26

21.   Please disclose the definition of "independence" you are applying to determine that Mr. Karim is an independent director. In this regard, we note your disclosure on page 29 that an entity beneficially owned by Mr. Karim owns a significant portion of your currently outstanding shares.

Certain Relationships and Related Transactions, page 29

22.   Please disclose all transactions that exceed one percent of your total assets at year end instead of only those transactions that "have materially affected or will materially affect" you. Refer to Item 404(d) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 30

23.   We note your disclosure on page 16 that you granted 1,000,000 options to purchase your common stock to your officers and directors. Please tell us why you have only included 700,000 options to purchase your common stock in your table.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: James M. Turner, Esq.
       Sichenzia Ross Friedman Ference LLP